                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                                   ECTEL LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.04 PAR VALUE
                         (Title of Class of Securities)

                                    M29925100
                                 (CUSIP Number)

      REUVEN AVI-TAL                           LAURENCE SHIFF, ESQ.
      TELRAD NETWORKS LTD.                     SHIFF & TISMAN
      P.O. BOX 488                             280 MADISON AVENUE
      HAMELACHA 14 PARK AFEK                   NEW YORK, NEW YORK 10016
      ROSH HA'AYIN, 48091, ISRAEL              (212) 751-7600
      972 3 915 7575

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 28, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No. M29925100                        SCHEDULE 13D

=========== ======================================================================================================

            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
 1          Telrad Networks Ltd.
----------- ------------------------------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) [ ]
 2                                                                                                          (b) [X]
----------- ------------------------------------------------------------------------------------------------------


 3          SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- ------------------------------------------------------------------------------------------------------


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
----------- ------------------------------------------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Israel
-------------------- ------- -------------------------------------------------------------------------------------

     NUMBER OF               SOLE VOTING POWER
      SHARES                 -0-                                                                               0%
   BENEFICIALLY         7
     OWNED BY        ------- -------------------------------------------------------------------------------------
  EACH REPORTING
    PERSON WITH              SHARED VOTING POWER

                        8    1,641,902                                                                      9.26%
                     ------- -------------------------------------------------------------------------------------

                             SOLE DISPOSITIVE POWER

                        9    -0-                                                                               0%
                     ------- -------------------------------------------------------------------------------------

                             SHARED DISPOSITIVE POWER

                       10    1,641,902                                                                      9.26%

----------- ------------------------------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         1,641,902
----------- ------------------------------------------------------------------------------------------------------


 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES          [ ]
----------- ------------------------------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         9.26%
----------- ------------------------------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         CO
=========== ======================================================================================================

CUSIP No. M29925100                        SCHEDULE 13D

=========== ======================================================================================================

            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
 1          Koor Industries Ltd.
----------- ------------------------------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) [ ]
 2                                                                                                          (b) [X]
----------- ------------------------------------------------------------------------------------------------------


 3          SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- ------------------------------------------------------------------------------------------------------


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
----------- ------------------------------------------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Israel
-------------------- ------- -------------------------------------------------------------------------------------

     NUMBER OF               SOLE VOTING POWER
      SHARES                 -0-                                                                               0%
   BENEFICIALLY         7
     OWNED BY        ------- -------------------------------------------------------------------------------------
  EACH REPORTING
    PERSON WITH              SHARED VOTING POWER

                        8    1,641,902                                                                      9.26%
                     ------- -------------------------------------------------------------------------------------

                             SOLE DISPOSITIVE POWER

                        9    -0-                                                                               0%
                     ------- -------------------------------------------------------------------------------------

                             SHARED DISPOSITIVE POWER

                       10    1,641,902                                                                      9.26%
----------- ------------------------------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         1,641,902
----------- ------------------------------------------------------------------------------------------------------


 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES          [ ]
----------- ------------------------------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         9.26%
----------- ------------------------------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         CO
=========== ======================================================================================================

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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 relates to the Ordinary Shares, NIS 0.04 par value ("Ordinary Shares"), of ECtel Ltd., a corporation organized under the laws of Israel (the "Company"), and amends the Schedule 13D, with an event date of October 1, 2001. The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         On February 28, 2003, Telrad sold 407,330 Ordinary Shares at a gross purchase price of $7.50 per share in a private transaction to a party which is unaffiliated with Telrad and, to the best of Telrad's knowledge, unaffiliated with the Company. In connection with the sale, Telrad paid a commission of $.45 per Ordinary Share. As a result of the sale, Telrad's holdings consist of 391,902 Ordinary Shares, and warrants to purchase 1,000,000 Ordinary Shares at an exercise price of $24.00 per share and 250,000 Ordinary Shares at an exercise price of $28.00 per share. The warrants are exercisable until October 1, 2005.

         The 391,902 Ordinary Shares owned by Telrad constitute 2.21 % of the Company's outstanding Ordinary Shares. The 1,641,902 Ordinary Shares beneficially owned by Telrad constitute 9.26 % of the Company's Ordinary Shares.

         As previously reported, Telrad acquired the 850,000 Ordinary Shares on October 1, 2001, in consideration for the sale of the Telrad Subsidiary to the Company. Following completion of the sale, Telrad granted options to purchase an aggregate of 110,031 Ordinary Shares at an exercise price of $5.0588 per share to employees of the former Telrad Subsidiary, including officers of Telrad, and an option to purchase 10,000 Ordinary Shares at $2.3529 per share to the president of the Telrad Subsidiary. These options were granted to replace the options they had held in that subsidiary. None of the employees is an affiliate of the Company. As of February 28, 2003, Telrad had transferred an aggregate of 50,768 Ordinary Shares pursuant to these agreements, of which 7,250 shares were transferred during the past 60 days, as described below, and an aggregate of 69,263 Ordinary Shares were subject to outstanding options at an exercise price of $5.0588 per share.

         Pursuant to these option agreements, on January 16, 2003, Telrad transferred 6,250 shares to Mr. Reuven Avi-Tal, president of Telrad, and on January 8 and January 14, 2003, Telrad transferred 885 and 115 shares, respectively, to Mr. Yair Naaman, Telrad's vice president and chief financial officer.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated March 9, 2003



                              TELRAD NETWORKS LTD.


                              By:  S/Reuven Avi-Tal    S/Yair Naaman
                                 --------------------------------------
                              Name:
                              Title: Pres. & CEO      V.P.,& Chief Fin. Officer

                              KOOR INDUSTRIES LTD.


                              By:  S/S.Heller          S/Yuval Yanai
                                 --------------------------------------
                              Name:
                              Title: Gen. Counsel           CEO























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